Filed by Airborne, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Airborne, Inc.

Commission File No. 1-6512

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed acquisition (the “Transaction”) by DHL Worldwide Express B.V. (“DHL”) of Airborne, Inc. (“Airborne”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 25, 2003 between DHL, Airborne and Atlantis Acquisition Corporation.

On March 25, 2003, we established a website, at www.dhlairborne.com, to provide information regarding the transaction and the parties thereto.

On April 16, 2003, we added the following employee communication information to Airborne’s intranet website:

April 16, 2003: Employee Questions Answered

Q1. What hurdles will this merger deal encounter between now and closing?

A1. There are several significant milestones to be achieved prior to closing. On the regulatory front, we must file documents describing the transaction with the Department of Justice (DOJ). This is also known as the Hart/Scott/Rodino filing (after the three legislators who wrote the law creating the filing standards) and is concerned with anti-trust compliance. We must also file with the Department of Transportation (DOT). In addition, the Airborne Express stockholders must approve the transaction. The Company will file a proxy statement and registration statement with the Security and Exchange Commission that describes the transaction for Airborne’s stockholders.

Once the proxy and registration statements are approved by the SEC, they will be sent to Airborne’s stockholders, after which there will be a vote of the stockholders. We are confident that both regulators and our stockholders will support this transaction. We are experiencing vigorous opposition from our two main competitors, UPS and FedEx, who are lobbying lawmakers to oppose the transaction. We remain confidant that we will receive all necessary approvals for the transaction and that the closing will take place this summer.

Q2. What can I do to help the process?

A2. On the job, all employees need to remain focused on what brought us to this point; our superior service, performance and productivity. Off the job, employees who feel so inclined are encouraged to e-mail or send hard copy letters of support to their congressional delegation. Your manager has a sample letter of support and you may access the following contact information below for your congressional representative addresses. If you cannot access the following site, your manager also has a list of your Congressional delegation and addresses.

Contact information (including addresses) for members of the U.S. Senate and U.S. House of Representatives can be found at http://www.vote-smart.org/ by accessing the site and entering your home or station Zip Code, then accessing each representative and getting appropriate addresses.

Q3. What happens to the stock purchase plan?

A3. The stock purchase plan will remain in place until just before the agreement becomes final. The plan will then be terminated, as Airborne Express stock will no longer be publicly traded.

Q4. Can employees purchase stock now?

A4. There are no new restrictions on stock purchases by employees. The usual restrictions for officers and key managers still apply.

Q5. Will employees be able to take profit sharing money with them if they terminate employment with DHL Worldwide Express after the transaction closes but prior to retirement?

A5. This transaction will not change the way vested profit sharing balances are handled. If an employee has a vested balance in the profit sharing plan and terminates employment after the transaction becomes final, the employee would have the same options with respect to the vested balance as if he/she terminated employment before the transaction was closed. These options include taking a cash distribution from the plan, rolling the vested balance into another plan, or leaving the balance in the plan for distribution later.

Q6. Has DHL Worldwide Express already decided how it is going to structure the new company? Is it just not telling us?

A6. At this point both Airborne and DHL are focused on what needs to be done to close the transaction. The only firm decision announced about the integration of Airborne Express with DHL Worldwide Express is that Carl Donaway will lead the combined organization in the U.S. All other integration plans and decisions are being deferred until after the transaction closes. At that time, Carl will lead a thorough strategic analysis that will include input and management participation from both organizations.

Q7. Should drivers and other employees continue to pursue DHL Worldwide Express accounts for leads or do we focus on just UPS and FedEx?

A7. We are continuing to compete for all potential new business just as we have in the past.

Forward-Looking Statements

Except for historical information, the matters discussed in this employee communication contain forward-looking statements that Airborne, Inc. and DHL intend to be covered by the safe harbor provisions for forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the Companies’ actual results or performance to differ materially from the results discussed in the forward-looking statements. Specifically, there are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information, including, but are not limited to, gaining regulatory and shareholder approval to complete the transaction, the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, domestic and international economic conditions, the impact of war and terrorism on the air package delivery business, the ability to mitigate rising fuel costs, competitive pressure, maintaining customer relationships, successful integration of the two companies, cost cutting initiatives, improving operating margins and productivity, realignment and overhead reduction efforts, changes in customers’ shipping patterns, the ability of the combined entity to expand into the small-business and consumer markets, the ability to make planned capital expenditures and other risks and uncertainties that are described in the reports that the Companies file with the Securities and Exchange Commission, including Airborne’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Additional risks include the ability of ABX Air, Inc. to successfully operate as an independent company, ABX Air, Inc.’s ability to gain additional business, to react to changes in economic conditions, risks associated with maintaining a fleet of aircraft and the trading liquidity of ABX Air, Inc.’s shares.

Additional Information and Where to Find It

Information contained in this employee communication is not a substitute for the proxy statement/prospectus that companies intend to file with the Securities and Exchange Commission in connection with the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS ABOUT THE PROPOSED TRANSACTION. The proxy statements/prospectus and other documents, which will be filed by Airborne with the Securities and Exchange Commission, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to Airborne, Inc. at 3101 Western Avenue, PO Box 662, Seattle, Washington 98111, Attn.: Chief Financial Officer, or by telephone at (800) 830-1592 or email at investor relations@airborne.com.

Airborne, DHL, their directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Airborne and their ownership of Airborne stock is set forth in the proxy statement for Airborne’s 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statements/prospectus when they become available.